EXHIBIT (a)(16)

FOR IMMEDIATE RELEASE                                    June 16, 1998

ARCO SUCCESSFULLY COMPLETES TENDER OFFER
FOR UNION TEXAS PETROLEUM COMMON STOCK

LOS ANGELES--ARCO (NYSE: ARC) announced today the successful completion of its tender offer for all outstanding shares of Union Texas Petroleum Holdings, Inc.'s common stock. ARCO has accepted for payment all shares of Union Texas validly tendered and not withdrawn as of the expiration of the offer. The tender offer expired, as scheduled, at 5:00 p.m. Eastern Daylight Time, on Monday, June 15, 1998.

     The depositary for the offer, First Chicago Trust Company of New York, has advised ARCO that approximately 84.69 million shares had been validly tendered and not withdrawn at the expiration of the tender offer, representing approximately 99% of Union Texas' outstanding common stock.

     On June 15, 1998, ARCO received notice from the Commission of the European Communities that the Commission would not oppose ARCO's acquisition of Union Texas.

     ARCO and Union Texas will proceed to complete the merger as soon as practicable, pursuant to which ARCO will acquire the remaining outstanding Union Texas common shares for $29 per share in cash.

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